Exhibit 99.2

Invitation

Annual General Meeting of Shareholders

Affimed N.V

Heidelberg, May 20, 2021

Dear Shareholder,

On behalf of Affimed N.V. (the “Company”), I invite you to attend the Annual General Meeting of Shareholders to be held virtually on Tuesday June 15, 2021 at 17:30 hrs. CET (the “AGM”).

The business to be conducted at this AGM is set out in the AGM agenda (the “Agenda’’), together with the explanatory notes to the Agenda. You can find the Agenda, other related documents and further information regarding voting by proxy on our website at https://www.affimed.com/investors/. These documents are also available for inspection and can be obtained free of charge at the offices of the Company.

COVID-19 pandemic

In view of the current status of the COVID-19 pandemic, we have decided that the AGM will be held entirely virtual, as permitted under the Dutch emergency bill “Temporary Measures in the Field of the Ministry of Justice and Security in connection with the Outbreak of COVID 19”. There will therefore be no in-person attendance at the AGM.

We are facilitating the AGM virtually in order to help protect everyone’s health and safety, while also ensuring your voice is heard.

In summary, the following will apply for this AGM:

•	Shareholders will not be able to physically attend the AGM.

•	Shareholders can exercise their voting rights by written proxy in accordance with the procedure as described below.

•	Shareholders can follow the AGM via a webcast, which will be live and available in full for the shareholders who have a control number, as described below.

•	Shareholders entitled to vote can submit questions about the Agenda upfront, as described below.

•	Shareholders who have a control number may ask questions during the AGM by visiting www.virtualshareholdermeeting.com/AFMD2021, as further described below.

Record Date

The record date, which is the date for the determination of the shareholders entitled to vote at the AGM, is May 18, 2021 (the “Record Date”), which is the 28th day prior to the date of the AGM. Each ordinary share entitles its holder to one vote at the AGM.

Webcast / virtual attendance

The AGM can be followed by visiting www.virtualshareholdermeeting.com/AFMD2021. To participate in the AGM, you will need the 16-digit control number included on your notice, on your proxy card or on the instructions that accompanied your proxy materials.

Shareholders will not be able to attend the AGM in person.

Shareholders of Record

A shareholder whose ownership is registered directly in the Company’s shareholder register on the Record Date (such a shareholder, a “Shareholder of Record”) and who wishes to be represented by a proxy must submit a signed proxy to the Company prior to June 11, 2021, 18:00 hrs. CET, to the following contact person via fax or email. A Shareholder of Record will receive a confirmation of receipt of proxy from the Company.

Affimed N.V., Im Neuenheimer Feld 582, 69120 Heidelberg, Germany

Attn: Susanne Spieler

Fax number: +49 6221 6743 649

Email: s.spieler@affimed.com

Beneficial Owners

A shareholder holding its shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such a shareholder, a “Beneficial Owner”) on the Record Date, must also have its financial intermediary or its agent with whom the shares are on deposit issue a proxy to it which confirms it is authorized to (virtually) attend the AGM.

How to vote

A Shareholder of Record as of the record date may have its ordinary shares voted by submitting a proxy.

A Beneficial Owner can vote his, her or its shares by following the procedures specified on his, her or its broker’s voting instruction form. Shortly before the AGM, the brokers will tabulate the votes they have received and submit one or more proxy cards to the Company reflecting the aggregate votes of the Beneficial Owners.

Questions

Shareholders entitled to vote may submit questions about the Agenda upfront via s.spieler@affimed.com until Saturday June 12, 2021, 17:30 hrs. CET. The Company may bundle questions.

Shareholders who have received a control number may ask questions during the AGM by visiting the live webcast at www.virtualshareholdermeeting.com/AFMD2021 and following the applicable instructions.

For further information, please contact Susanne Spieler, at Affimed N.V., Im Neuenheimer Feld 582, 69120 Heidelberg, Germany, fax number: +49 6221 6743 649, or via email s.spieler@affimed.com.

Yours sincerely,

On behalf of the Management Board,

A. Hoess

Chief Executive Officer